Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

(Commission File No. 001-36171)

Sidoti & Company

19th Annual Emerging Growth Research Institutional Investor Forum

March 17, 2015

Safe Harbor Statement

Forward Looking Statements

Some of the statements in this presentation are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

2 | ©2014 Mitel. Proprietary and Confidential.

Safe Harbor Statement (cont’d)

Important Information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this presentation has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at

www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

3 ©2014 Mitel. Proprietary and Confidential.

No Spacing;Safe Harbor Statement (cont’d)

Non-GAAP Financial Measurements

This presentation includes references to non-GAAP financial measures including Adjusted EBITDA, non-GAAP income and non-GAAP operating expenses. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. We use these non-GAAP financial measures to assist management and investors in understanding our past financial performance and prospects for the future, including changes in our operating results, trends and marketplace performance, exclusive of unusual events or factors which do not directly affect what we consider to be our core operating performance. Non-GAAP measures are among the primary indicators management uses as a basis for our planning and forecasting of future periods. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with generally accepted accounting principles. Please see the reconciliation of non-GAAP financial measures to the most directly comparable U.S. GAAP measure included in this presentation and, if not contained in this presentation, contained in Mitel’s filings with the SEC.

4 | ©2014 Mitel. Proprietary and Confidential.

Mitel Today

OPERATING IN

OVER $1 BILLION IN REVENUE

100+ COUNTRIES

2500 CHANNEL PARTNERS #1GLOBAL LEADERSHIP

IN WESTERN EUROPE

100 MILLION OVER

IN CLOUD BUSINESS 850,000 CLOUD SEATS

60 MILLION END-USER CUSTOMERS BROADEST

PORTFOLIO IN

OVER 1,900 PATENTS THE INDUSTRY

5 | ©2014 Mitel. Proprietary and Confidential.

Mitel’s Financial Strength and Stability

Growing Investing

$1.1 billion annual revenue $420mn in acquisitions since 2013

Global market share gains $118mn in R&D for CY-2014

#1 in Europe, Middle East & Africa Cloud solutions – from small business to large enterprise

#3 in North America

Contact Center expansion

#4 Globally

Strong Experienced

$164mn of Annual EBITDA*+ Management team with average of 25+ years experience in the industry

$111mn cash balance*

Track record of successful business integrations and strong cash flow generation

* As of December 31, 2014

+ Trailing Twelve Months combined Pro-Forma

6 | ©2014 Mitel. Proprietary and Confidential.

Broad Customer / Partner Base

Carriers Education / Government Financial Services Health Care Hospitality Manufacturing Professional Services Media & Entertainment Retail

7 | ©2014 Mitel. Proprietary and Confidential.

Growth Initiatives Delivering

Premise Cloud Contact Center

Solid revenue Fastest growing Rapid growth with 30% year to date Excellent Public and private improvement in Results outpacing gross margin Revenues market growth exceeded 10% of by 3x software transition revenue

8 | ©2014 Mitel. Proprietary and Confidential.

Mitel Portfolio Differentiation

“Best Path to the Cloud” provides intelligent migration for Mitel’s massive base and cloud selling options for the channel: public; private; and hybrid

Broadest portfolio in the industry comprising strong offers in all business size segments with broad regional strength

Strong capabilities in both public and private mobility provide opportunities for solution differentiation

A “Best of Breed” approach provides differentiation opportunities from “Walled Garden” vendors

August 2014

Mitel

9 | ©2014 Mitel. Proprietary and Confidential.

Mitel Premise: Large & Consolidating Market

$6.8B

Market Size (1)

1-2%

Market Growth (1)

$1B

Sales

Geographic Mix

Int’l Americas

39%

61%

MiVoice

Call routing software Communications endpoints Hardware gateways

MiCollab

Unified messaging UC & Mobile clients

Web, Video & Audio conferencing Application & Mobility gateways

Growth Drivers

1. Growth of Market from TDM to IP PBX Transition

2. Proliferation of Enterprise Mobility, Voice and Collaboration

3. Leveraging Installed Base Post Acquisition

4. Growth of Software Assurance & Support Revenue

5. Strong Growth in Europe from Weak Competitors

(1) Source: IDC and Mitel Management.

10 | ©2014 Mitel. Proprietary and Confidential.

Mitel Cloud: Fulcrum of Growth

$5.0B

Market Size (1)

15%

Market Growth (1)

~$100M

Sales

Geographic Mix

Int’l Americas

12%

88%

Number of Cloud Seats (2)

1,039,000

491,000

391,000

167,500

Growth Drivers

1. Growth of Public & Private Cloud

2. Transitioning from PBX to Cloud

3. Massive Scale—Clear Leader in Cloud and #3 Global (ex-Asia) PBX Market Share

4. Decoupling of Software from Proprietary Hardware

5. Large European Base Transitioning to Cloud

(1) Source: IDC.

(2) Source: Synergy Research Group – as of December 31, 2014

11 | ©2014 Mitel. Proprietary and Confidential.

Industry’s Fastest Growing Cloud Business

Mitel is #1 based on Subscribers & Total Seats Installed*

12 | ©2015 Mitel. Proprietary and Confidential.

Portfolio Positioning – Cloud Migration

UC & Contact Center Applications

Endpoints

MiVoice MiCloud

Enterprise Enterprise

Enterprise

MiVoice MiCloud

Mid Market Business

Business

MiVoice MiCloud

Small Business Office

Office

Premise Hybrid Cloud

13 | ©2014 Mitel. Proprietary and Confidential.

Mitel Contact Center: Growing Market

$2.7B

Market Size (1)

9%

Market Growth (1)

$43M

Sales

Geographic Mix

Int’l Americas

48% 52%

MiContact Center

Multi-channel inbound/outbound routing Interactive Voice Response Historical, Real Time & Forecast Reports Workforce Optimization CRM integration Agent productivity suite

Offers for mid market (pre-packaged simplicity) and enterprise (scale) Compatibility with Mitel, third party PBX and Lync

Growth Drivers

1. Growth of the Market and growth of ARPU

2. Increase Contact Center Attachment to Mitel IPT

3. Attachment of MiContact Center to Lync Enterprise Voice

(1) Source: IDC.

14 | ©2014 Mitel. Proprietary and Confidential.

Mitel

Powering connections

Financial Overview

Q4 2014 By the Numbers

Revenue $301.4M

Margin 55.1%

Non-GAAP

Net Income $37.8M / 12.3%

Adjusted

EBITDA $57.9/ 19%

Non-GAAP EPS $0.36 per share

* In comparison to Q4 2013 pro forma results

Down 1% y-y on a constant currency basis*

Margin expansion of 360 basis points y-y*

Continued profit growth!

EBITDA up 21% y-y*

Exceeded high end of guidance*

16 | ©2014 Mitel. Proprietary and Confidential.

Revenue Headwinds

Q4-2014 foreign exchange headwinds were $14M

Transition to Monthly Recurring Revenue (MRR) had an estimated impact of $12M in Q4-2014 and $40M for the full year

In the face of currency & the transition to MRR, Mitel continued to:

• Expand market share

• Increase gross margins

• Exceeded EPS estimates for Q4 and full year 2014

• Generate record adjusted EBITDA

17 | ©2014 Mitel. Proprietary and Confidential.

Restructuring Progress

$30M of synergies exceeds 2014 target of $20M

Original estimate $50M annual synergies revised in February 2015 to $80M…a 60% increase!

Synergies to come from

People/programs/facilities 50%

Supply chain 50%

Heavy lifting largely done on H/C synergies

400 H/C out by Dec ‘14 Qtr

18 | ©2014 Mitel. Proprietary and Confidential.

Mitel

Powering connections

Summary of

Tender Offer for Mavenir

# Transaction Overview

**Under the terms of the agreement, Mitel Networks will acquire Mavenir Systems for $560 million purchase price**

## Consideration

- $17.94 per share to MVNR shareholders; $11.08 per share in cash and 0.675x Mitel shares per share of Mavenir
- Cash consideration funded with ~$50mm in cash from the balance sheet and new debt

## Key Pro Forma Financials

- Revenue: $1.2bn
- EBITDA: $161mn
- Synergies: ~$20mm run rate
- Pro Forma Net Debt / Adjusted CY14 EBITDA: 3.2x

## Pro Forma Ownership

MVNR shareholders will own ~16% of MITL

## Closing Details

Anticipated to close in second quarter 2015

## Leadership

- Pardeep Kohli will join Mitel as President, Mavenir, Mobile Division of Mitel

20 | ©2014 Mitel. Proprietary and Confidential.

Mitel

Mavenir – A Leader in Mobility

Point S/W-based Complete S/W Portfolio End to End (proprietary Solutions H/W)

4 of top 5 operators in the Europe; 3 of top 4 operators in US

21 | ©2014 Mitel. Proprietary and Confidential.

Strong/Diverse Customer Base

Growing Roster of Tier One Customers for Next Generation 4G Solutions

130+ Customers Globally with over 2B Subscribers

22 | ©2014 Mitel. Proprietary and Confidential.

The New Mitel

Next Generation Fixed, Mobile & Cloud Communications Experts

Mobile Enterprise

Experts in Business & Consumer IP

Communications

Positioned to lead the Mobilization of Unified Communications

Telco Cloud Front-Runner

Virtualized SW Portfolio

NFV/SDN Architectures

Market Scale & Diversity

2500+ Channel Partners

15 of Top 20 Mobile Operators

Global Leadership

#1 Business Cloud Communications

#1 Eur / #3 US Total PBX/IP PBX

A Leader in VoLTE/RCS

23 | ©2014 Mitel. Proprietary and Confidential.

Transaction Benefits

Mitel

Growth

- Creates three growth pillars with combined $300m revenue growing at >20% YoY

- Cloud + Contact Center + Mobility

- Supply Operators directly in addition to Enterprises

TAM

- $14b increase by 2018

Portfolio

- Accelerates Mobile UC evolution

- Introduces highly scalable mobile platform

Mavenir

Scale

- Grows and diversifies revenue sources ($1B+)

- Growth in Sales and Operations to support increased business

- Expanded global presence via Mitel channel partners

Portfolio

- Introduces feature rich business services

- Accelerates in-flight Mobile UC and differentiated end-to-end SIP Trunking offer

- Gains access to robust vertically integrated Enterprise solutions

24 | ©2014 Mitel. Proprietary and Confidential.

Expand Market Through Combination

TAM Expansion

($bn) $35.0

19.6% Pro Forma

‘14 – ’18 CAGR Additional

14.8 TAM from Mavenir

$17.1 3.9

2.6

2.7 Mitel

8.7 Existing

5.0 TAM

6.8 7.6

2014 2018

Premise Based IP PBX Hosted/Cloud Voice and UC Contact Center Applications Mobility

Source: IDC.

25 | ©2014 Mitel. Proprietary and Confidential.

Mitel’s Three Strategic Growth Pillars

Mobile/Cloud/Contact Centre Represent ~30% Rev Mix in 2015

2015 Before

Cloud + Contact Center Growth Rate

>20% Contact Center 5%

Cloud 11%

Represent 16% of Revenue in 2015

Premise 84%

Premise Growth Rate: (4%)

2015 After

Cloud + Contact Center + Mobility Growth Rate >20%

Mobility Contact 14% Center 4% Cloud 10%

Represent Premise 72%

28% of Revenue in 2015

Premise Growth Rate: (4%)

Source: Mitel and Mavenir management estimates.

26 | ©2014 Mitel. Proprietary and Confidential.

# Acquisition Drives Improved Target Model

| | Prior Target Model Mitel (2017)[1] | Post –Mavenir Target Model Mitel {2017}[1] |
|---|---|---|
| Gross Margin | 55% - 56% | 57% - 59% |
| R&D[2] | 9% - 10% | 11% - 12% |
| SG&A[2] | 30% - 32% | 30% - 31% |
| Adjusted EBITDA | 17% - 19% | 18% - 20% |
| Effective Tax Rate | 18% - 20% | 18% - 20% |

[1] Target model assumes integration and synergies complete, exiting 2017

[2] Excludes stock-based compensation, amortization of acquired intangibles, and special charges and restructuring costs

27
©2014 Mitel. Proprietary and Confidential.

Mitel

Big Picture—Strategy

Maximize value Accelerate Rapidly Expand into in the premise in the cloud Expand in the mobile contact center

Solid revenue Fastest growing Rapid growth with Rapidly growing 27% year/year end market (55% Excellent Public and CAGR) improvement in private Results outpacing gross margin market growth by Convergence of Revenues 3x fixed and mobile software transition total quarterly Robust revenue Ecosystem BYOD movement Large installed base

28 | ©2014 Mitel. Proprietary and Confidential.

Key Transaction Takeaways

An offensive and defensive strategy

Enhanced shareholder value creation

Growth

Comfortable leverage/rapidly de-levers

Modestly dilutive in 2nd half of CY15/accretive in 2016

Materially expanded TAM opportunity/rapid growth market

Cloud + Contact Center + Mobile builds a $300+ million revenue base growing at >20% year-over-year

High visibility with 15 of top 20 mobile global operators, including top 3 in the US

Mitel—the Next Generation Fixed, Mobile & Cloud Communications Experts

29 | ©2014 Mitel. Proprietary and Confidential.

Sidoti & Company

19th Annual Emerging Growth Research Institutional Investor Forum

March 17, 2015

Mitel

Powering connections

Appendix

Revenue Headwinds from FX Partially Mitigated By Natural Hedges

Illustrative Annual Impact of a 1% Decline in Selected Currencies

Gross Operating Operating Currency Revenue Margin Expenses Income Euro (3.65) (2.10) 1.05 (1.05) GBP (1.25) (0.95) 0.20 (0.75) CHF (0.55) (0.30) 0.25 (0.05) CAD (0.40) (0.30) 0.75 0.45 SEK (0.40) (0.25) 0.35 0.10 Total* (6.25) (3.90) 2.60 (1.30)

* Illustrated estimate for top five currencies only

Q4-2014 foreign exchange headwinds were $14 million

32 | ©2014 Mitel. Proprietary and Confidential.

Seats vs. Revenue

- The Impact of Wholesale/Retail Mix

Mitel in Q4-14 reported recurring installed seats up 122% y/y & recurring revenue up 21% y/y

Why the gap?

Timing – seats installed later in the quarter have a comparatively smaller in-quarter revenue contribution (but add solid future revenue base)

Significant ARPU differences amongst wholesale & retail offerings

Reflects varying contribution of value add between Mitel and its channel partners

Higher mix of wholesale seats installed will reduce reported recurring revenue growth

Higher mix of retail seats added will increase reported recurring revenue growth

Factors affecting ARPU

Wholesale vs. retail

Wholesale offering variants (ie Mitel enabled vs pure wholesale)

“Over The Top” vs sold with network

Customer incentives / volume based pricing for larger customers

33 | ©2014 Mitel. Proprietary and Confidential.

Mitel Transitioning to Recurring Revenue Model

Revenue Revenue Revenue Total Lifetime Unrecognized Year 1 Year 2 Year 3 Revenue Value (LTV)2 of Years 1-3 (LTV)2 of Seats Added Seats beyond Year Added 3

CapEx Premise Sale, $51M $53M $56M 159M $194M $35M

20,000 Users/qtr, avg 35 users/customer 1

Equivalent cloud sales $13M $41M $69M $123M $758M $635M

via monthly recurring revenue (MRR)*

Revenue F(U) ($38M) ($12M) $13M ($36M) $564M $600M

1. Assumes 20,000 seats/qtr, sold each qtr, years 1 thru 3 @ $30 ARPU, with 1 month of revenue recognized in quarter of sale

2. Assumes flat shipments/revenue/pricing and a 9 year estimated LTV, not discounted

Cloud Success and Transition to Recurring Revenue Moderates Near Term Growth but Provides Revenue Predictability and Significant Increase in Life Time Value of Customers

34 | ©2014 Mitel. Proprietary and Confidential.